SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 14, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80
State Registry (NIRE) 35300016831

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the provisions of Article 157, Paragraph 4 of Law 6404/76 and to the provisions of CVM Instruction No. 358/02, hereby announces to its shareholders and to the market in general that on this date it has notified the City of Guarujá of its intention to discontinue the provision of the public services of water supply and sewage system in this City.

The Company has been working with the City, with the consent of the State of São Paulo, to regularize the service provision and sign a contract, pursuant to the law regulating the sanitation sector, specifically Federal Law 11.455/07, being prohibited, in the meantime, of carrying out major new investments in the City of Guarujá, given the contractual uncertainty.

Sabesp is also facing difficulties to advance the negotiations with the City of Guarujá due to the municipal sanctioning public policy of the City Department of Environment - SEMAM (Secretaria Municipal de Meio Ambiente). The Company has been charged sometimes by this city for alleged infractions, which are being administratively and judicially challenged, with no final rulings to date, which have resulted in fines of unreasonable amounts that, according to Sabesp, were misapplied in the course of operating activities, directly and indirectly hindering the provision of the services.

Sabesp is entitled to request an indemnification from the City of Guarujá for investments not amortized, without impairing the other amounts established in the process of administrative termination of the services provision. The assets shared with other cities will not be part of the lawsuit.

The transfer of the provision of public services of water supply and sewage system will be carried out within a schedule to be established together with the City of Guarujá, in order to maintain the provision of services, safeguarding the collection of tariffs in favor of Sabesp until the effective reversal date.

The Company also announces that water production and treatment will continue to be provided to the Metropolitan Region of the Baixada Santista, due to being integrated services, and will not be part of the reversal. The supply of drinking water will be provided through wholesale service using the future price of the cubic meter determined by the Regulatory Agency of the State of São Paulo - ARSESP.

The City of Guarujá will have 30 days to state if it intends to maintain the contract and the continuity of the provision of the respective services, and if it states itself in favor of it, it will be necessary to sign an agreement in the form of a convênio between the State of São Paulo and the City of Guarujá to regulate the contractual relationship between the parties.

The Company will keep the market informed of further developments regarding this material fact.

São Paulo, June 7, 2017.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 14, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.